Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

September 20, 2006

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

On September 20, 2006, China Life Insurance Company Limited published its interim report as required by The Stock Exchange of Hong Kong Limited for the six months ended June 30, 2006, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Hong Kong interim report for the six months ended June 30, 2006

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wu Yan
(Signature)

	Name:	Wu Yan
September 20, 2006	Title:	Director and President

Commission File Number 001-31914

EXHIBIT 99.1

Contents

Corporate Information	2

Financial Summary	3

Chairman Statement	4

Management Discussion and Analysis	7

Auditors’ Independent Review Report	11

Condensed Consolidated Balance Sheet	12

Condensed Consolidated Income Statement	14

Condensed Consolidated Statement of Changes in Equity	15

Condensed Consolidated Cash Flow Statement	16

Notes to the Condensed Consolidated Financial Statements	17

Supplementary Information for ADS Holders	40

Other Information	41

Commission File Number 001-31914

Corporate Information

Company Name: China Life Insurance Company Limited

DIRECTORS

Executive Directors

Yang Chao

Wu Yan

Wan Feng

Non-executive Directors

Shi Guoqing

Zhuang Zuojin

Independent Non-executive Directors

Long Yongtu

Sun Shuyi

Ma Yongwei

Chau Tak Hay

Cai Rang

SUPERVISORS

Xia Zhihua

Wu Weimin

Qing Ge

Tian Hui

COMPANY SECRETARY

Heng Kwoo Seng

AUTHORIZED REPRESENTATIVES

Wu Yan

Wan Feng

REGISTERED OFFICE

China Life Tower

16 Chaowai Avenue, Chaoyang District

Beijing 100020, China

Tel: 86 (10) 8565 9999

Fax: 86 (10) 8525 2232

Website: www.e-chinalife.com

PLACE OF BUSINESS IN HONG KONG

25th Floor, C.L.I. Building

313 Hennessy Road, Wanchai

Hong Kong

Tel: (852) 2919 2628

Fax: (852) 2919 2638

AUDITORS

PricewaterhouseCoopers

LEGAL ADVISERS

King & Wood

Allen & Overy

Debevoise & Plimpton LLP

H SHARE REGISTRAR AND TRANSFER OFFICE

Computershare Hong Kong Investor Services Limited

Room 1712-1716, 17th Floor

Hopewell Centre

183 Queen’s Road East

Hong Kong

DEPOSITARY

JPMorgan Chase Bank

4 New York Plaza, New York

New York 10004

Commission File Number 001-31914

Financial Summary

Unless otherwise stated, all the financial data of the Company set out in this report is prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRS”).

Six months ended 30 June (Unaudited)

RMB million

(except basic and diluted earnings per share)

	2006	2005
Total revenues	72,665	49,418
Net profit [note]	8,966	5,208
Basic and diluted earnings per share (RMB)	0.33	0.19

Note:	Net profit refers to Net profit attributable to shareholders of the Company.

(Unaudited for 30 June 2006)

RMB million

	As at 30 June 2006	As at 31 December 2005
Total assets	665,615	559,219
Investment assets [note]	594,879	494,356
Total shareholders’ equity	91,566	80,378

Note:	Investment assets include debt securities, equity securities, term deposits, statutory deposits-restricted, policy loans and cash and cash equivalents.

		RMB Million			RMB Million
80,000			10,000
		72,665			8,966
70,000			9,000
60,000			8,000
	49,418		7,000
50,000			6,000
40,000				5,208
			5,000
30,000			4,000
20,000			3,000
10,000			2,000
			1,000
0			0
	Half Year 2005	Half Year 2006		Half Year 2005	Half Year 2006

	Total Revenues			Net Profit

Commission File Number 001-31914

Chairman Statement

During the first half of 2006, in order to better and more thoroughly implement the strategy of “Strengthening core businesses and appropriately diversifying operations”, to promote the rapid growth of China Life Insurance Company Limited (the “Company” or “China Life”), the Company has continued to play a leading role in the development of the industry. Adopting the guiding principles of “Rapid and balanced growth, Efficiency through consolidation and restructuring, Progress driven by innovation”, the Company capitalised on the rapid growth of the insurance industry and stepped up our efforts to build and restructure our business, resulting in a substantial increase in revenue and profit, business structure optimization and considerable improvement in investment return. Business targets for the first half of 2006 have been fully achieved.

REVIEW OF THE FIRST HALF YEAR 2006

Strong business growth, strengthened leading position

For the 6 months ended 30 June 2006, the Company’s gross written premiums and policy fees reached RMB54,580 million, up 28.1% from the corresponding period of 2005. Total revenues were RMB72,665 million, an increase of 47.0% as compared to the corresponding period of 2005.

China Life continued to maintain its leading position in the life insurance market in China (for the purpose of this announcement, “China” refers to the People’s Republic of China, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan), with a market share, based on PRC GAAP, of 49.4% in the first half of 2006, representing an increase of 5.33 percentage points from the end of 2005.

Business structure optimized, profitability substantially enhanced

While rapidly growing its business, China Life further optimized its business structure to improve the overall quality of its operations. For the 6 months ended 30 June 2006, the Company’s renewal gross written premiums amounted to RMB30,510 million, an increase of 35.1% from the corresponding period of 2005.

In the first half of 2006, net profit attributable to shareholders of the Company was RMB8,966 million, an increase of 72.2% from the corresponding period of 2005. As at 30 June 2006, total shareholders’ equity of the Company was RMB91,566 million, up 13.9% from the end of 2005.

As at 30 June 2006, the Company’s solvency level was 2.53 times the minimum regulatory requirement.

Optimized investment portfolio, substantial increase in investment income

China Life effectively allocated its assets during the first half of 2006 and benefited from changes in the capital markets. By increasing the proportion of debt and equity investments, the Company further optimised its investment portfolio and effectively raised its investment yield. The Company’s investment yield (on investment assets that include debt securities, equity securities, term deposits, statutory deposits-restricted, policy loans and cash and cash equivalents, with consideration of the impact of securities sold under agreements to repurchase) was 4.24% (annualised)

in the first half of 2006.

The Company also pro-actively broadened its investment channels and benefited from strategic investment opportunities. During the first half of 2006, the Company participated as a financial investor in the initial public offering of Bank of China Limited (SEHK: 3988 HK; SSE: 601988 SH).

Enhanced corporate governance, strengthened internal controls

Starting 5 January 2006, China Life separated the roles of the Chairman and the President, enabling them to better perform their respective functions. At the annual general meeting held on 16 June 2006 (the “AGM”), members of the second session of the board of directors (the “Board”) and the supervisory committee of the Company were elected. Currently, the Board comprises 10 members, 5 of whom are independent non-executive directors. The various committees under the Board are all chaired by independent non-executive directors.

China Life continually enhanced its internal control structure and mechanisms and established a four-level decision- making hierarchy and a four-step internal control procedure. The Company further perfected a series of internal control policies and procedures, including the “Internal Control Handbook for Fraud Prevention”. Internal control departments were also set up in the Company’s provincial and city level branches. In addition, the Company ensured strict implementation of its policies and procedures by strengthening internal auditing function. China Life has started to implement internal control procedures to comply with the Sarbanes-Oxley Act Section 404.

Commission File Number 001-31914

Leveraging strengths, emphasizing innovations and achievements

Currently, China Life’s distribution network is the most extensive in China’s insurance industry, comprising over

640,000 individual agents, 12,000 group insurance direct sales staff and over 90,000 cooperating bank branches and post offices as at 30 June 2006. During the first half, China Life started consolidating customer, training and distribution support resources of these three distribution channels, with a view to implementing a unified sales strategy that enables the Company to enhance its existing distribution capabilities and to better cater to the insurance needs of its customers. In addition, the Company stepped up its efforts to build and restructure its sales team and further implemented the “Jin Ding Project”, a program that aims to enhance the professionalism and productivity of individual agents.

As one of the largest institutional investors in China’s capital market, China Life’s investment assets reached RMB594,879 million as at 30 June 2006. The Company’s investment in CITIC Securities Company Limited (SSE: 600030 SH) is the largest single equity investment in China’s securities industry. The Company also jointly developed and designed with China Development Bank a US Dollar private bond issuance, which was fully subscribed by the Company. This was a pioneering transaction as China’s first private bond issuance. Such innovative deployment of insurance funds and use of investment tools provide strong support for the long-term development of the Company’s core life insurance business.

These innovations in sales and distribution as well as investment management further consolidated the overall strengths of China Life, laying a solid foundation for further business development and breakthroughs.

SOCIAL RESPONSIBILITIES

The Company ardently takes up social responsibilities and is actively involved in charity business. The Company provides complete insurance coverage to the public through standardized and prompt claims service. The Company is actively developing its business in the rural areas of Mainland China and contributes to the development of countryside by participating in the reform of the healthcare system in the countryside, as well as other services.

At the same time, the Company is also actively involved in relief efforts of natural disasters and accidents to share the burden of the government and resolve problems of our clients. The Company has decided to donate funds to establish primary schools in 11 under-developed provinces and autonomous regions along the route of Long March. These primary schools will be named as “China Life Long March Primary School”. The Board has approved a donation of RMB1 million by the Company, with the rest to be donated voluntarily by all staff and individual agents.

At present, the Company is actively applying for the establishment of China Life Charity Fund (provisional name), which will have a mission of “supporting charities and promoting social harmony and development”, and will undertake the Company’s charity activities as a whole. Simultaneously, the Company is in negotiations with various organizations including the Chinese Young Volunteers Association to found an Association of Volunteers of China Life, whose aim is to build up a volunteers team of China Life, to infuse employees with the ideals of being a lifetime volunteer and to contribute to the society energetically.

The Company was granted “The Best Public Company Profile Award in 2005” which was initiated by Enterprise Research Institute of Development Research Center of State Council P.R.China, and other institutions.

OTHERS

In order to further strengthen investment management and information technology management, as well as to enhance management to international and professional standard, we have recently appointed a Chief Investment Officer and a Chief Information Technology Officer.

2006 is the 10th anniversary of the Company’s introduction of the business model of individual agents. To celebrate, the Company organized a celebration, “Decade Anniversary for Agent Marketing”, in the Great Hall of the People. The Company also granted stock appreciation rights to 100 top sales as a special grant to motivate the sales team.

The Board has also approved the granting of stock appreciation rights to certain management and key business staff of the corporate headquarters and subsidiaries who belong to the second batch of the Stock Appreciation Right

Scheme, so as to motivate the core staff.

On 13 March 2006, China Life Insurance (Group) Company (“CLIC”) and the Company entered into a preliminary agreement in relation to the establishment of a property and casualty insurance joint stock company. On 21 March 2006, the Company, CLIC and China Life Asset Management Company Limited (“AMC”) entered into a promoters agreement whereby the Company, CLIC and AMC agreed to act as promoters and set up China Life Pension Company as a professional pension insurance company.

Commission File Number 001-31914

DIVIDENDS

According to the resolution passed at the meeting of the Board on 28 August 2006, the Company will not declare any interim dividends for the first half of 2006.

OUTLOOK

In the second half of year 2006, the Company will continue to improve its corporate governance structure and enhance risk prevention and control. At the same time, the Company will endeavor to maintain fast growth of its business, make adjustment to its business structure, optimize investment structure to raise investment yield, and to further boost profitability. By integrating sales resources, improving product innovation and customer service, the Company will raise the level of sale and service. The Company will endeavor to achieve the business targets for this year as well as the strategic goals and the 11th Five-Year Plan and to lay a solid foundation for further business expansions.

Following the release of “State Council’s Opinion on Reform and Development of China’s Insurance Industry”, the industry has entered a new period of development. As the largest life insurance company and one of the largest institutional investors in China, China Life will seize this unprecedented opportunity to play a significant role in leading the development of the industry, and at the same time further optimize its business structure and maintain a rapid pace of business development. This will be achieved by leveraging its strengths of having the largest customer base and the most extensive distribution and service network.

Yang Chao

Chairman

Beijing, China

28 August 2006

Commission File Number 001-31914

Management Discussion and Analysis

For the six months ended 30 June 2006 and 2005, the Company’s gross written premiums and deposits were as follows:

Unaudited	RMB million

	For the six months ended 30 June
	2006	2005
Individual Life Insurance
Gross written premiums	43,909	33,417
First-year gross written premiums	13,408	10,849
Single gross written premiums	390	519
First-year regular gross written premiums	13,018	10,330
Renewal gross written premiums	30,501	22,568
Deposits	46,053	35,926
First-year deposits	37,936	28,477
Single deposits	36,191	26,998
First-year regular deposits	1,745	1,479
Renewal deposits	8,117	7,449

Group life insurance
Gross written premiums	807	220
First-year gross written premiums	798	212
Single gross written premiums	759	197
First-year regular gross written premiums	39	15
Renewal gross written premiums	9	8
Deposits	14,946	16,035
First-year deposits	14,933	16,030
Single deposits	14,923	16,020
First-year regular deposits	10	10
Renewal deposits	13	5

Accident and health insurance
Gross written premiums	5,525	5,357
Short-term accident insurance
Gross written premiums	2,672	2,635
Short-term health insurance
Gross written premiums	2,853	2,722

Total gross written premiums	50,241	38,994
Total deposits	60,999	51,961

Commission File Number 001-31914

As at 30 June 2006 and 31 December 2005, the investment portfolio of the Company was as follows:

RMB million

	Unaudited As at 30 June 2006	Audited As at 31 December 2005
Debt securities	321,589	255,554
Held-to-maturity securities	168,611	146,297
Available-for-sale securities	145,558	96,425
At fair value through income (held-for-trading)	7,420	12,832
Equity securities	52,699	39,548
Available-for-sale securities	31,423	26,261
At fair value through income (held-for-trading)	21,276	13,287
Term deposits	170,741	164,869
Statutory deposits-restricted	5,353	5,353
Policy loans	1,523	981
Cash and cash equivalents	42,974	28,051

SUMMARY

For the six months ended 30 June 2006, the Company’s total revenues was RMB72,665 million (RMB49,418 million for the corresponding period in 2005), representing an increase of 47.0% over the corresponding period in 2005. Net profit attributable to shareholders of the Company for the six month ended 30 June 2006 amounted to RMB8,966 million (RMB5,208 million for the corresponding period in 2005), representing an increase of 72.2% over the corresponding period in 2005. The increase in our total revenues was mainly attributable to the increase in gross written premiums and policy fees, as well as the substantial increase in investment income.

For the six months ended 30 June 2006, the Company’s basic and diluted earnings per share was RMB0.33, which increased about RMB0.14 from RMB0.19 as compared to the same period in 2005.

As at 30 June 2006, the Company has a total of 76,686 staff.

On 5 January 2006, the Board approved the second batch of Stock Appreciation Right Scheme. The exercise price was the average closing price of the Company’s shares on the Hong Kong Stock Exchange for the five consecutive trading days prior to 1 January 2006. In accordance with the scheme, on 3 August 2006, the Company decided to grant stock appreciation rights to the following persons: eligible staff that was granted with the first batch, departmental deputy general managers, departmental assistant to general managers, division managers and certain eligible division deputy managers at the headquarter, as well as deputy general managers (or equivalent included) and assistant to general managers of provincial and separately planning city branches, officers-in-charge of sub-provincial city branches, and officers-in-charge with outstanding performance of other city branches, etc. The number of those persons mentioned above was about 500 in total. An aggregate of 53 million units were granted, representing approximately 0.2% of the issued capital of the Company. The stock appreciation rights do not involve any issue of new shares and have no dilution impact on shareholding structure of the Company.

Pursuant to paragraph 40(2) of Appendix 16 of the Listing Rules, apart from those disclosed in this report, the Company confirmed that the matters as referred to in paragraph 32 of Appendix 16 regarding the Company did not have material changes from those disclosed in our annual report for 2005.

Commission File Number 001-31914

SIX MONTHS ENDED 30 JUNE 2006 COMPARED WITH SIX MONTHS ENDED 30 JUNE 2005

Total Revenues

For the six months ended 30 June 2006, gross written premiums and policy fees was RMB54,580 million (RMB42,607 million for the corresponding period in 2005), representing an increase of 28.1% over the corresponding period in 2005. The increase was mainly attributable to the growth in individual life insurance business and group life insurance business respectively.

For the six months ended 30 June 2006, our net investment income was RMB11,341 million (RMB7,794 million for the corresponding period in 2005), representing an increase of 45.5% over the corresponding period in 2005. Such increase was mainly attributable to the growth in total investment assets. The relatively favorable market environment during the first half of the year and adjustments made to optimize the investment portfolio improved the investment return of the investment assets.

For the six months ended 30 June 2006, net realised gain on financial assets was RMB497 million (six months ended 30 June 2005: net realised loss on financial assets RMB383 million). Net fair value gain on assets at fair value through income (held-for-trading) was RMB5,758 million (six months ended 30 June 2005: net fair value loss at fair value through income (held-for-trading) was RMB888 million). Such result was mainly attributable to the generally favorable performance of the capital market in the PRC during the first half of 2006.

Benefits, claims and expenses

For the six months ended 30 June 2006, the Company’s total benefits, claims and expenses were RMB61,355 million (six months ended 30 June 2005: RMB42,783 million), which were increased by 43.4% as compared with the same period in 2005. The increase was mainly attributable to the expansion of scale in our businesses.

For the six months ended 30 June 2006, our consolidated cost ratio was 15.0%, which was further reduced from the same period in 2005.

Income tax

For the six months ended 30 June 2006, the Company’s income tax expenses were RMB2,299 million (six months ended 30 June 2005: RMB1,391 million). The effective tax rate reduced from 21.0% in the first half of 2005 to 20.3% in the first half of 2006. The reason for the decrease was the increase in interest income from government bonds that were tax exempted.

Net profit

For the six months ended 30 June 2006, the Company’s net profit attributable to shareholders of the Company was RMB8,966 million (six months ended 30 June 2005: RMB5,208 million), which was increased by 72.2% as compared with the corresponding period in 2005. The increase in net profit attributable to shareholders of the Company was mainly attributable to the business growth and structure optimization, substantial increase in investment return, and enhanced cost control measures.

LIQUIDITY AND CAPITAL RESOURCES

Sources of Liquidity

The Company’s principal cash inflows come from insurance premiums, deposits, proceeds from sales and maturity of financial assets, and net investment income. The primary concerns over liquidity with respect to these cash inflows are the risk of early withdrawals by contract holders and policyholders, as well as the risks of default by debtors, volatilities in interest rate and capital market. The Company will closely monitor and manage these risks.

Additional sources of liquidity to meet unexpected cash outflows are available from cash and our investment assets. As at 30 June 2006, the amount of cash and cash equivalents was RMB42,974 million (RMB28,051 million on 31 December 2005). As at 30 June 2006, the amount of term deposits was RMB170,741 million (RMB164,869 million on 31 December 2005).

Our investment portfolio may also provide us with a source of liquidity to meet unexpected cash outflows. As of 30 June 2006, available-for-sale securities within the investments in debt securities had a fair value of RMB145,558 million (RMB96,425 million on 31 December 2005). As of 30 June 2006, investment in equity securities had a fair value of RMB52,699 million (RMB39,548 million on 31 December 2005).

Commission File Number 001-31914

Uses of Liquidity

The Company’s principal cash outflows primarily relate to the benefits and claims associated with our various life insurance, annuity and accident and health insurance products, dividend and interest payments on our insurance policies and annuity contracts, operating expenses, income taxes and dividends that may be declared and payable to the Company’s shareholders.

The Company believes that its sources of liquidity are sufficient to meet its current cash requirements.

INFORMAL INQUIRY CONDUCTED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (“SEC”)

On 7 June 2006 (Hong Kong time), the Company was informed by SEC that the informal inquiry conducted by the SEC on the Company has been terminated and no enforcement action has been taken.

Commission File Number 001-31914

Auditors’ Independent Review Report

PricewaterhouseCoopers
22nd Floor, Prince’s Building
Central, Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888

INDEPENDENT REVIEW REPORT TO THE BOARD OF DIRECTORS OF

CHINA LIFE INSURANCE COMPANY LIMITED

(incorporated in the People’s Republic of China with limited liability)

INTRODUCTION

We have been instructed by the Company to review the interim financial report of the Company set out on pages 12 to 39.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited require the preparation of interim financial report to be in compliance with Hong Kong Accounting Standard 34 “Interim Financial Reporting” issued by the Hong Kong Institute of Certified Public Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on this interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

REVIEW WORK PERFORMED

We conducted our review in accordance with Statements of Auditing Standards 700 “Engagements to review interim financial reports” issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

REVIEW CONCLUSION

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2006.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong

28 August 2006

Commission File Number 001-31914

Condensed Consolidated Balance Sheet

	Note	Unaudited As at 30 June 2006 RMB million	Audited As at 31 December 2005 RMB million
ASSETS
Property, plant and equipment		12,526	12,710
Deferred policy acquisition costs		38,831	37,741
Financial assets
Debt securities		321,589	255,554
– held-to-maturity securities	4.1	168,611	146,297
– available-for-sale securities	4.2	145,558	96,425
– at fair value through income (held-for-trading)	4.3	7,420	12,832
Equity securities		52,699	39,548
– available-for-sale securities	4.2	31,423	26,261
– at fair value through income (held-for-trading)	4.3	21,276	13,287
Term deposits	4.5	170,741	164,869
Statutory deposits – restricted		5,353	5,353
Policy loans		1,523	981
Accrued investment income		7,901	6,813
Premiums receivables		8,284	4,959
Reinsurance assets		1,126	1,182
Cash and cash equivalents		42,974	28,051
Other		2,068	1,458

Total assets		665,615	559,219

The notes on page 17 to 39 form an integral part of these condensed consolidated financial statements.

Commission File Number 001-31914

	Note		Unaudited As at 30 June 2006 RMB million	Audited As at 31 December 2005 RMB million
LIABILITIES AND EQUITY
Liabilities

Insurance contracts
Short-term insurance contracts
– reserves for claims and claim adjustment expenses			1,737	1,784
– unearned premium reserves			5,215	5,147
Long-term traditional insurance contracts	6	(b)	151,666	124,656
Long-term investment type insurance contracts	6	(c)	273,711	237,001
Deferred income			39,915	34,631
Financial liabilities
Investment contracts
– with discretionary participation feature (“DPF”)	7		46,661	42,230
– without DPF	7		2,641	1,872
Securities sold under agreements to repurchase			15,522	4,731
Annuity and other insurance balances payable			6,852	4,492
Premiums received in advance			1,561	2,951
Policyholder dividends payable			10,512	6,204
Other liabilities			4,079	4,106
Shareholder dividends payable			1,338	—
Current income tax liabilities			961	525
Deferred tax liabilities			11,075	7,982
Statutory insurance fund			125	98

Total liabilities			573,571	478,410

Contingencies and commitments	18, 19		—	—

Shareholders’ equity
Share capital			26,765	26,765
Reserves			40,785	37,225
Retained earnings			24,016	16,388

Total shareholders’ equity			91,566	80,378

Minority interest			478	431

Total equity			92,044	80,809

Total liabilities and equity			665,615	559,219

Approved and authorized for issue by the board of directors on 28 August 2006

Yang Chao	Wu Yan
Director	Director

The notes on page 17 to 39 form an integral part of these condensed consolidated financial statements.

Commission File Number 001-31914

Condensed Consolidated Income Statement

		Unaudited	Unaudited
		For the six months ended 30 June
	Note	2006 RMB million	2005 RMB million
REVENUES
Gross written premiums and policy fees (including gross written premiums and policy fees from insurance contracts for the six months ended 30 June 2006: RMB54,309 million, for the six months ended 30 June 2005: RMB42,205 million)		54,580	42,607
Less: premiums ceded to reinsurers		(43)	(372)

Net written premiums and policy fees		54,537	42,235
Net change in unearned premium reserves		(289)	(174)

Net premiums earned and policy fees		54,248	42,061

Net investment income	8	11,341	7,794
Net realised gains/(losses) on financial assets	9	497	(383)
Net fair value gains/(losses) on assets at fair value through income (held-for-trading)	10	5,758	(888)
Other income		821	834

Total revenues		72,665	49,418

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims
Life insurance death and other benefits		(4,120)	(4,098)
Accident and health claims and claim adjustment expenses		(3,193)	(3,517)
Increase in long-term traditional insurance contracts liabilities		(26,741)	(17,598)
Interest credited to long-term investment type insurance contracts		(3,073)	(2,288)
Interest credited to investment contracts		(592)	(479)
Increase in deferred income		(7,007)	(5,465)
Policyholder dividends resulting from participation in profits		(5,398)	(1,317)
Amortisation of deferred policy acquisition costs		(6,071)	(3,602)
Underwriting and policy acquisition costs		(1,265)	(1,082)
Administrative expenses		(3,542)	(3,192)
Other operating expenses		(263)	(54)
Statutory insurance fund		(90)	(91)

Total benefits, claims and expenses		(61,355)	(42,783)

Net profit before income tax expenses	11	11,310	6,635
Income tax expenses	12	(2,299)	(1,391)

Net profit		9,011	5,244

Attributable to:
– shareholders of the Company		8,966	5,208
– minority interest		45	36

Basic and diluted earnings per share	13	RMB 0.33	RMB 0.19

Dividends approved and declared during the period	15	1,338	—

The notes on page 17 to 39 form an integral part of these condensed consolidated financial statements.

Commission File Number 001-31914

Condensed Consolidated Statement of

Changes in Equity

	Unaudited
	Attributable to shareholders of the Company			Minority Interest	Total
	Share capital RMB million	Reserves RMB million	Retained earnings RMB million	RMB million	RMB million
As at 1 January 2006	26,765	37,225	16,388	431	80,809

Net profit	—	—	8,966	45	9,011
Dividends approved and declared	—	—	(1,338)	—	(1,338)
Dividends to minority interests	—	—	—	(8)	(8)
Unrealised gains, net of tax	—	3,560	—	10	3,570

As at 30 June 2006	26,765	40,785	24,016	478	92,044

As at 1 January 2005	26,765	31,573	8,192	372	66,902

Net profit	—	—	5,208	36	5,244
Unrealised gains/(losses), net of tax	—	2,945	—	(2)	2,943

As at 30 June 2005	26,765	34,518	13,400	406	75,089

The notes on page 17 to 39 form an integral part of these condensed consolidated financial statements.

Commission File Number 001-31914

Condensed Consolidated Cash Flow Statement

	Unaudited
	For the six months ended 30 June
	2006 RMB million	2005 RMB million
Net cash inflow from operating activities	36,193	23,382

Net cash outflow from investing activities	(74,471)	(46,696)

Net cash inflow from financing activities	53,336	35,762

Net increase in cash and cash equivalents	15,058	12,448

Cash and cash equivalents
Beginning of period at 1 January	28,051	27,217
Foreign currency losses on cash and cash equivalents	(135)	–

End of period at 30 June	42,974	39,665

Analysis of balances of cash and cash equivalents
Cash at bank and in hand	26,795	15,756
Short-term bank deposits	16,179	23,909

Cash and cash equivalents	42,974	39,665

Supplemental cash flow information
Income tax paid	525	268

The notes on page 17 to 39 form an integral part of these condensed consolidated financial statements.

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Life Insurance Company Limited (the “Company”) was established in the People’s Republic of China (“China” or “PRC”) on 30 June 2003 as a joint stock company with limited liability as part of a group restructuring of China Life Insurance (Group) Company (formerly China Life Insurance Company) (“CLIC”) and its subsidiaries (the “Restructuring”). The Company and its subsidiaries, are hereinafter collectively referred to as the “Group”. The Group’s principal activity is the writing of life insurance business, providing life, annuities, accident and health insurance products in China.

The Company is a limited liability company incorporated and located in China. The address of its registered office is: 16, Chaowai Avenue, Chaoyang District, Beijing, PRC. The Company has a primary listing on the Stock Exchange of Hong Kong and the New York Stock Exchange.

These condensed consolidated financial statements are presented in millions of RenMinBi (“RMB million”) unless otherwise stated. These condensed consolidated financial statements have been approved for issue by the board of directors on 28 August 2006.

2	BASIS OF PREPARATION AND ACCOUNTING POLICIES

These unaudited condensed consolidated financial statements have been prepared in accordance with Hong Kong Accounting Standard (“HKAS”) 34 “Interim Financial Reporting” issued by the Hong Kong Institute of Certified Public Accountants.

These condensed consolidated financial statements should be read in conjunction with the 2005 annual financial statements.

The accounting policies and methods of computation used in the preparation of these condensed consolidated financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2005 except that the Group has adopted the following accounting policy on stock appreciation rights. In January 2006, the Group approved the granting of stock appreciation rights units to eligible employees. Further details of the Group’s stock appreciation rights are set out in Note 14.

Stock Appreciation Rights

Compensation under the stock appreciation rights is measured based on the fair value of the liabilities incurred and is expensed over the vesting period. Valuation techniques including option pricing model are used to estimate fair value of relevant liabilities. The liability is remeasured at each balance sheet date to its fair value until settlement with all changes included in administrative expenses in the consolidated income statement, the related liability is included in other liabilities.

3	SEGMENT INFORMATION

3.1	Business segments

The Group has the following main business segments:

(i)	Individual life insurance business

Individual life insurance business relates primarily to the sale of insurance contracts and investment contracts to individuals and comprises participating and non-participating business. Participating life insurance business relates primarily to the sale of participating contracts, which provides the policyholder with a participation in the profits arising from the invested assets relating to the policy and mortality gains. Non-participating insurance business relates primarily to non-participating life insurance and annuity products, which provides guaranteed benefits to the insured without a participation in the profits.

Commission File Number 001-31914

3	SEGMENT INFORMATION (CONTINUED)

3.1	Business segments (continued)

(ii)	Group life insurance business

Group life insurance business relates primarily to the sale of insurance contracts and investment contracts to group entities and comprises participating and non-participating business as described above.

(iii)	Accident and health insurance business

Accident and health insurance business relates primarily to the sale of accident and health insurance and accident only products.

(iv)	Corporate and other

Corporate and other business relates primarily to income and expenses in respect of the provision of the services to CLIC, as described in Note 16 and unallocated income taxes.

3.2	Basis of allocating net investment income, realised and unrealised gains or losses and administrative and other operating expenses

Net investment income, net realised gains or losses on financial assets, net fair value gains or losses on assets at fair value through income (held-for-trading) and foreign exchange losses within other operating expenses are allocated among segments in proportion to each respective segment’s average statutory policyholder reserve and claims provision at the beginning and end of the period. Administrative and other operating expenses are allocated among segments in proportion to the unit cost of products in the respective segments.

Commission File Number 001-31914

3	SEGMENT INFORMATION (CONTINUED)

	For the six months ended 30 June 2006
	Individual life RMB million	Group life RMB million	Accident & Health RMB million	Corporate & other RMB million	Total RMB million
Revenues
Gross written premiums and policy fees	47,958	1,097	5,525	—	54,580
Gross written premiums	43,909	807	5,525	—
– Term Life	83	13	—	—
– Whole Life	13,990	781	—	—
– Endowment	26,793	—	—	—
– Annuity	3,043	13	—	—
Policy fees	4,049	290	—	—
Net premiums earned and policy fees	47,923	1,097	5,228	—	54,248
Net investment income	10,042	1,180	119	—	11,341
Net realised gains on financial assets	440	52	5	—	497
Net fair value gains on assets at fair value through income (held-for-trading)	5,098	599	61	—	5,758
Other income	—	—	—	821	821

Segment revenues	63,503	2,928	5,413	821	72,665

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(4,027)	(93)	—	—	(4,120)
Accident and health claims and claim adjustment expenses	—	—	(3,193)	—	(3,193)
Increase in long-term traditional insurance contracts liabilities	(26,320)	(421)	—	—	(26,741)
Interest credited to long-term investment type insurance contracts	(3,058)	(15)	—	—	(3,073)
Interest credited to investment contracts	—	(592)	—	—	(592)
Increase in deferred income	(6,935)	(72)	—	—	(7,007)
Policyholder dividends resulting from participation in profits	(5,045)	(353)	—	—	(5,398)
Amortization of deferred policy acquisition costs	(5,277)	(342)	(452)	—	(6,071)
Underwriting and policy acquisition costs	(1,131)	(24)	(110)	—	(1,265)
Administrative expenses	(2,003)	(202)	(680)	(657)	(3,542)
Other operating expenses	(180)	(22)	(1)	(60)	(263)
Statutory insurance fund	(80)	(1)	(9)	—	(90)

Segment benefits, claims and expenses	(54,056)	(2,137)	(4,445)	(717)	(61,355)

Segment results	9,447	791	968	104	11,310

Income tax expenses	—	—	—	(2,299)	(2,299)

Net profit/(loss)	9,447	791	968	(2,195)	9,011

Attributable to:
– shareholders of the Company	9,447	791	968	(2,240)	8,966
– minority interest	—	—	—	45	45

Unrealised gains included in shareholders’ equity	3,153	370	37	—	3,560

Commission File Number 001-31914

3	SEGMENT INFORMATION (CONTINUED)

	For the six months ended 30 June 2005
	Individual life RMB million	Group life RMB million	Accident & Health RMB million	Corporate & other RMB million	Total RMB million
Revenues
Gross written premiums and policy fees	36,613	637	5,357	—	42,607
Gross written premiums	33,417	220	5,357	—
– Term Life	85	13	—	—
– Whole Life	11,046	207	—	—
– Endowment	20,278	—	—	—
– Annuity	2,008	—	—
Policy fees	3,196	417	—	—
Net premiums earned and policy fees	36,562	634	4,865	—	42,061
Net investment income	6,833	854	107	—	7,794
Net realised losses on financial assets	(336)	(42)	(5)	—	(383)
Net fair value losses on assets at fair value through income (held-for-trading)	(779)	(97)	(12)	—	(888)
Other income	—	—	—	834	834

Segment revenues	42,280	1,349	4,955	834	49,418

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(3,787)	(311)	—	—	(4,098)
Accident and health claims and claim adjustment expenses	—	—	(3,517)	—	(3,517)
Increase in long-term traditional insurance contracts liabilities	(17,573)	(25)	—	—	(17,598)
Interest credited to long-term investment type insurance contracts	(2,274)	(14)	—	—	(2,288)
Interest credited to investment contracts	—	(479)	—	—	(479)
Increase in deferred income	(5,392)	(73)	—	—	(5,465)
Policyholder dividends resulting from participation in profits	(1,184)	(133)	—	—	(1,317)
Amortization of deferred policy acquisition costs	(3,308)	(169)	(125)	—	(3,602)
Underwriting and policy acquisition costs	(912)	(8)	(162)	—	(1,082)
Administrative expenses	(1,556)	(289)	(584)	(763)	(3,192)
Other operating expenses	(23)	(4)	(8)	(19)	(54)
Statutory insurance fund	(62)	(1)	(28)	—	(91)

Segment benefits, claims and expenses	(36,071)	(1,506)	(4,424)	(782)	(42,783)

Segment results	6,209	(157)	531	52	6,635

Income tax expenses	—	—	—	(1,391)	(1,391)

Net profit/(loss)	6,209	(157)	531	(1,339)	5,244

Attributable to:
– shareholders of the Company	6,209	(157)	531	(1,375)	5,208
– minority interest	—	—	—	36	36

Unrealised gains included in shareholders’ equity	2,582	323	40	—	2,945

Commission File Number 001-31914

4	FINANCIAL ASSETS

4.1	Held-to-maturity securities

	Amortised cost RMB million	Gross unrealised gains RMB million	Gross unrealised losses RMB million	Estimated fair value RMB million
As at 30 June 2006

Debt Securities
Government bonds	94,863	6,991	(16)	101,838
Government agency bonds	46,133	3,365	(15)	49,483
Corporate bonds	3,257	426	—	3,683
Subordinated bonds/debts	24,358	939	—	25,297

Total	168,611	11,721	(31)	180,301

As at 31 December 2005

Debt Securities
Government bonds	90,067	8,652	(13)	98,706
Government agency bonds	28,609	1,650	(12)	30,247
Corporate bonds	3,257	310	—	3,567
Subordinated bonds/debts	24,364	901	—	25,265

Total	146,297	11,513	(25)	157,785

Contractual - maturity schedule

	Amortised cost		Estimated fair value
	As at 30 June 2006 RMB million	As at 31 December 2005 RMB million	As at 30 June 2006 RMB million	As at 31 December 2005 RMB million
Maturing:
Within one year	180	687	181	694
After one year but within five years	39,359	35,481	41,174	37,256
After five years but within ten years	49,828	53,750	53,803	58,878
After ten years	79,244	56,379	85,143	60,957

Total	168,611	146,297	180,301	157,785

Commission File Number 001-31914

4	FINANCIAL ASSETS (CONTINUED)

4.2	Available-for-sale securities

	Amortised cost/Cost value RMB million	Gross unrealised gains RMB million	Gross unrealised losses RMB million	Estimated fair RMB million
As at 30 June 2006

Debt securities
Government bonds	58,422	675	(911)	58,186
Government agency bonds	59,793	440	(759)	59,474
Corporate bonds	22,496	248	(415)	22,329
Subordinated bonds/debts	5,595	41	(67)	5,569

Subtotal	146,306	1,404	(2,152)	145,558

Equity securities
Funds	16,397	6,168	—	22,565
Common stocks	5,847	3,011	—	8,858

Subtotal	22,244	9,179	—	31,423

Total	168,550	10,583	(2,152)	176,981

Debt securities – contractual maturity schedule

	As at 30 June 2006
	Amortised cost RMB million	Estimated fair value RMB million
Maturing:
Within one year	3,688	3,681
After one year but within five years	17,633	18,079
After five years but within ten years	64,364	63,478
After ten years	60,621	60,320

Total	146,306	145,558

Commission File Number 001-31914

4	FINANCIAL ASSETS (CONTINUED)

4.2	Available-for-sale securities (continued)

	Amortised cost/Cost value RMB million	Gross unrealised gains RMB million	Gross unrealised losses RMB million	Estimated fair RMB million
As at 31 December 2005
Debt securities
Government bonds	49,180	1,157	(415)	49,922
Government agency bonds	30,776	344	(458)	30,662
Corporate bonds	10,806	523	(14)	11,315
Subordinated bonds/debts	4,458	90	(22)	4,526

Subtotal	95,220	2,114	(909)	96,425

Equity securities
Funds	24,845	422	(153)	25,114
Common stocks	1,009	138	–	1,147

Subtotal	25,854	560	(153)	26,261

Total	121,074	2,674	(1,062)	122,686

Debt securities – contractual maturity schedule

	As at 31 December 2005
	Amortised cost RMB million	Estimated fair value RMB million
Maturing:
Within one year	2,028	2,043
After one year but within five years	15,437	15,995
After five years but within ten years	37,892	38,371
After ten years	39,863	40,016

Total	95,220	96,425

Commission File Number 001-31914

4	FINANCIAL ASSETS (CONTINUED)

4.3	Financial assets at fair value through income (held-for-trading)

	As at 30 June 2006 RMB million	As at 31 December 2005 RMB million
Debt securities
Government bonds	508	3,229
Government agency bonds	4,272	7,116
Corporate bonds	2,312	1,759
Subordinated bonds/debts	328	728

Subtotal	7,420	12,832

Equity securities
Funds	9,193	8,408
Common stocks	12,080	4,875
Warrants	3	4

Subtotal	21,276	13,287

Total	28,696	26,119

Commission File Number 001-31914

4	FINANCIAL ASSETS (CONTINUED)

4.4	Listed and unlisted investments at carrying value

	As at 30 June 2006 RMB million	As at 31 December 2005 RMB million
Listed debt securities in PRC
Government bonds	63,411	62,192
Corporate bonds	5,157	4,377

Subtotal	68,568	66,569

Unlisted debt securities in PRC
Government bonds	90,146	81,026
Government agency bonds	109,879	66,387
Corporate bonds	22,741	11,954
Subordinated bonds/debts	30,255	29,618

Subtotal	253,021	188,985

Listed equity securities in PRC
Common stocks
– listed in HK, PRC	2,954	2,294
– listed in mainland, PRC	17,984	3,728
Funds – listed in mainland, PRC	7,944	5,057
Warrants – listed in mainland, PRC	3	4

Subtotal	28,885	11,083

Unlisted equity securities in PRC
Funds	23,814	28,465

Total	374,288	295,102

As at 30 June 2006, the amount of unlisted debt securities, contracted in the over-the-counter market, is RMB226,929 million (31 December 2005: RMB184,913 million).

4.5	Term deposits

	As at 30 June 2006 RMB million	As at 31 December 2005 RMB million
Maturing:
Within one year	25,976	10,563
After one year but within five years	139,007	147,504
After five years but within ten years	3,479	3,502
After ten years	2,279	3,300

Total	170,741	164,869

Commission File Number 001-31914

4	FINANCIAL ASSETS (CONTINUED)

4.5	Term deposits (continued)

Included in term deposits are structured deposits of RMB4,757 million (31 December 2005: RMB 4,802 million). The interest rate on these deposits fluctuates based on changes in interest rate indexes. The Group uses structured deposits primarily to enhance the returns on investments. Structured deposits are stated at amortised cost.

5	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The estimates and judgments to determine the fair value of financial assets and liabilities are described in Note 3.3 and Note 9 of 2005 annual financial statements, respectively.

The table below presents the estimated fair value and carrying value of financial assets and liabilities.

	Estimated fair value
	As at 30 June 2006 RMB million	As at 31 December 2005 RMB million
Debt securities	333,279	267,042
Equity securities	52,699	39,548
Term deposits (excluding structured deposits)	165,984	160,067
Structured deposits	4,269	4,538
Statutory deposits – restricted	5,353	5,353
Policy loans	1,523	981
Cash and cash equivalents	42,974	28,051
Long-term investment type insurance contracts	(254,953)	(219,973)
Investment contracts with DPF	(39,610)	(35,039)
Investment contracts without DPF	(2,369)	(1,673)
Securities sold under agreements to repurchase	(15,522)	(4,731)

	Carrying value
	As at 30 June 2006 RMB million	As at 31 December 2005 RMB million
Debt securities	321,589	255,554
Equity securities	52,699	39,548
Term deposits (excluding structured deposits)	165,984	160,067
Structured deposits	4,757	4,802
Statutory deposits – restricted	5,353	5,353
Policy loans	1,523	981
Cash and cash equivalents	42,974	28,051
Long-term investment type insurance contracts	(273,711)	(237,001)
Investment contracts with DPF	(46,661)	(42,230)
Investment contracts without DPF	(2,641)	(1,872)
Securities sold under agreements to repurchase	(15,522)	(4,731)

Commission File Number 001-31914

5	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES (CONTINUED)

The Group issues contracts that transfer insurance risk or financial risk or both. The Group’s activities also expose it to a variety of financial risks. The management of insurance and financial risk are described in Note 4 of 2005 annual financial statements.

6	INSURANCE CONTRACTS

The assumptions used in the preparation of these condensed consolidated financial statements are disclosed in the notes to 2005 annual financial statements. The Group generally utilised the assumptions of prior year for the new business acquired. The major assumptions adopted in the development of liabilities arising from long- term insurance contracts are:

(a)	Process used to decide on assumptions

(i)	Investment return assumptions are based on estimates of future yields on the Group’s investments.

In determining interest rate assumptions, the Group considers past investment experience, the current and future mix of its investment portfolio and trends in yields. The assumed rate of investment return in future years reflect increased investment in higher yielding securities, including corporate bonds, subordinated bonds/debts, longer duration debt securities and equity securities. The assumed rate of investment return and provision for adverse deviation used are as follows:

Policies issued	Interest rate assumptions	Provision for adverse deviation
Prior to 2003	3.80% – 5.00%	0.25% – 0.50%
2003	3.65% – 5.00%	0.25% – 0.50%
2004	3.70% – 5.17%	0.25% – 0.50%
2005	4.00% – 5.20%	0.25% – 0.50%
Six months ended 30 June 2006	4.30% – 5.20%	0.30% – 0.50%

(ii)	Estimates are made for mortality and morbidity rates in each of the years that the Group is exposed to risk. The assumed mortality rates and morbidity rates, varying by age of the insured and contract type, are based upon expected experience at date of contract issue plus, where applicable, a margin for adverse deviation.

The Group bases its mortality assumptions on China Life Insurance Mortality Table (1990-1993) and China Life Insurance Mortality Table (2000-2003), adjusted where appropriate to reflect the Group’s recent historical mortality experience. Appropriate but not excessively prudent allowance is made for future mortality improvement on contracts that insure the risk of longevity, such as annuities. The main source of uncertainty with life insurance contracts is that epidemics such as Avian Flu, AIDS, SARS and wide-ranging lifestyle changes could result in deterioration in future mortality experience, thus leading to an inadequate liability. Similarly, continuing advancements in medical care and social conditions could result in improvements in longevity that exceed those allowed for in the estimates used to determine the liability for contracts where the Group is exposed to longevity risk.

Commission File Number 001-31914

6	INSURANCE CONTRACTS (CONTINUED)

(a)	Process used to decide on assumptions (continued)

(ii)	(continued)

The Group bases its morbidity assumptions for critical illness products on Taiwanese experience in the critical illness market, as the best proxy for the China market adjusted where appropriate to reflect the Group’s recent historical and projected future experience. There are two main sources of uncertainty. First, wide-ranging lifestyle changes could result in future deterioration in morbidity experience. Second, future development of medical technologies and improved coverage of medical facilities available to policyholders may bring forward the timing of diagnosing critical illness, which demands earlier payment of the critical illness benefits. Both could ultimately result in an inadequate liability if current morbidity assumptions do not properly reflect such secular trends.

(iii)	The assumption for policy administration expenses has been based on expected unit costs plus, where applicable, a margin for adverse deviation. Unit costs have been based on an analysis of actual experience. The unit cost factors are expressed on both a per-policy and a percent-of- premium basis (before allowance for insurance guarantee fund), as follows:

	Individual Life		Group Life
Policies issued	RMB Per Policy	%of Premium	RMB Per Policy	% of Premium
Prior to 2003	15.0	2.00%	15.0	2.00%
2003	12.5	1.75%	12.5	1.75%
2004	10.0 –17.5	1.65% – 2.55%	17.5	1.65%
2005	14.5 –19.5	1.50% – 1.80%	4.0	1.30%
Six months ended 30 June 2006	14.5 –19.5	1.50% – 1.80%	4.0	1.30%

(b)	Movements in liabilities for long-term traditional insurance contracts

The table below presents movement in the liabilities of long-term traditional insurance contracts:

RMB million
As at 1 January 2006	124,656
Valuation premium	28,888
Liabilities released for death or other termination and related expenses	(5,710)
Accretion of interest	2,580
Other movements	1,252

As at 30 June 2006	151,666

As at 1 January 2005	89,698
Valuation premium	21,514
Liabilities released for death or other termination and related expenses	(6,148)
Accretion of interest	1,721
Other movements	826

As at 30 June 2005	107,611

Commission File Number 001-31914

6	INSURANCE CONTRACTS (CONTINUED)

(c)	Movements in liabilities of long-term investment type insurance contracts

The table below presents movement in the liabilities of long-term investment type insurance contracts:

RMB million
As at 1 January 2006	237,001
Deposits received	46,418
Deposits withdrawn	(8,713)
Fees deducted from account balances	(4,068)
Interest credited	3,073

As at 30 June 2006	273,711

As at 1 January 2005	191,885
Deposits received	36,235
Deposits withdrawn	(9,378)
Fees deducted from account balances	(3,211)
Interest credited	2,288

As at 30 June 2005	217,819

7	LIABILITIES OF INVESTMENT CONTRACTS

The table below presents movement of investment contracts:

RMB million
As at 1 January 2006	44,102
Deposits received	14,682
Deposits withdrawn	(9,803)
Policy fees deducted from account balances	(271)
Interest credited	592

As at 30 June 2006	49,302

As at 1 January 2005	34,111
Deposits received	15,726
Deposits withdrawn	(8,135)
Policy fees deducted from account balances	(402)
Interest credited	479

As at 30 June 2005	41,779

Commission File Number 001-31914

8	NET INVESTMENT INCOME

	For the six months ended 30 June
	2006 RMB million	2005 RMB million
Debt securities	5,546	3,648
Term deposits and cash and cash equivalents	4,033	3,901
Equity securities	1,862	283
Policy loans	22	11
Securities purchased under agreements to resell	3	3
Other investments	—	15

Subtotal	11,466	7,861

Securities sold under agreements to repurchase	(88)	(40)
Investment expenses	(37)	(27)

Total	11,341	7,794

9	NET REALISED GAINS/(LOSSES) ON FINANCIAL ASSETS

	For the six months ended 30 June
	2006 RMB million	2005 RMB million
Debt securities
Gross realised gains	2	1,200
Gross realised losses	(6)	(1,015)
Impairments	—	(92)

Subtotal	(4)	93

Equity securities
Gross realised gains	501	72
Gross realised losses	—	(33)
Impairments	—	(515)

Subtotal	501	(476)

Total	497	(383)

Commission File Number 001-31914

10	NET FAIR VALUE GAINS/(LOSSES) ON ASSETS AT FAIR VALUE THROUGH INCOME (HELD-FOR-TRADING)

	For the six months ended 30 June
	2006 RMB million	2005 RMB million
Debt securities	154	(10)
Equity securities	5,604	(878)

Total	5,758	(888)

11	NET PROFIT BEFORE INCOME TAX EXPENSES

Net profit before income tax expenses is stated after charging the following:

	For the six months ended 30 June
	2006 RMB million	2005 RMB million
Salary and welfare	1,703	1,333
Housing benefits	140	101
Contribution to the defined contribution pension plan	203	152
Depreciation	415	434
Loss on disposal of property, plant and equipment	1	1
Exchange loss	208	—

12	TAXATION

(a)	The amount of taxation charged to the condensed consolidated income statement represents:

	For the six months ended 30 June
	2006 RMB million	2005 RMB million
Current taxation:
– Enterprises income tax	965	568
Deferred taxation	1,334	823

Taxation charges	2,299	1,391

Commission File Number 001-31914

12	TAXATION (CONTINUED)

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 33% in the PRC is as follows:

	For the six months ended 30 June
	2006 RMB million	2005 RMB million
Net profit before income tax expenses	11,310	6,635

Tax computed at the statutory tax rate of 33%	3,732	2,190
Non-taxable income	(1,449)	(814)
Addition tax liability from expenses not deductible for tax purposes	16	15

Income taxes at effective tax rate	2,299	1,391

Non-taxable income includes mainly interest income from government bonds. Expenses not deductible for tax purposes include mainly commission, brokerage and donation expenses in excess of deductible amounts as allowed by relevant tax regulations.

(c)	As at 30 June 2006, deferred income taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 33%.

The movement on the deferred income tax liabilities account is as follows:

RMB million
As at 1 January 2006	7,982
Deferred taxation charged to income statement	1,334
Taxation charged to equity	1,759

As at 30 June 2006	11,075

As at 1 January 2005	4,371
Deferred taxation charged to income statement	823
Taxation charged to equity	1,450

As at 30 June 2005	6,644

Commission File Number 001-31914

13	EARNINGS PER SHARE

There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the six months ended 30 June 2006 is based on the weighted average number of 26,764,705,000 (for the six months ended 30 June 2005: 26,764,705,000).

14	STOCK APPRECIATION RIGHTS

Stock appreciation rights have been granted in units, with each unit representing one share. No shares of common stock will be issued under the stock appreciation rights plan. According to this plan, all stock appreciation rights will have an exercise period of five years from date of grant and will not be exercisable before the fourth anniversary of the date of grant unless specified performance or other conditions have been met. The exercise price of stock appreciation rights will be the average closing price of the shares in the five trading days prior to the date of the grant. Upon exercise of the stock appreciation rights, the exercising recipient will receive payment in Renminbi, subject to any withholding tax, equal to the number of stock appreciation rights exercised times the difference between the exercise price and market price of the H shares at the time of exercise.

Accordingly, the board of directors of the Company approved, on 5 January 2006, a grant of stock appreciation rights of 4.05 million units, each representing 1 H share, to eligible employees. The exercise price of the grant was HK$5.33, the average closing price of shares in the five trading days prior to 1 July 2005, the date for vesting and exercise price setting purposes.

On 5 January 2006, another grant of stock appreciation rights of no more than 0.2% of issued share capital was also approved in principle by the board of directors of the Company. The exercise price of the grant was HK$6.83, the average closing price of shares in five trading days prior to 1 January 2006, the date for vesting and exercise price setting purposes of this grant. As at 30 June 2006, the recipients and quantities of the grant are still to be determined and are subject to further approval.

As at 30 June 2006, 855,043 of stock appreciation rights have been exercised. The Group recognises expense of the stock appreciation rights in the income statement over the applicable vesting period. For the six months ended 30 June 2006, the expense recognised by the Group in respect of stock appreciation rights was approximately RMB 31 million. The carrying amount of liability arising from stock appreciation rights was approximately RMB 31 million as at 30 June 2006.

15	DIVIDENDS

A dividend in respect of 2005 of RMB0.05 per ordinary share, amounting to a total dividend of RMB1,338 million, was approved and declared at the Annual General Meeting in June 2006.

Commission File Number 001-31914

16	SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Related parties

Related parties are those parties which have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. The table set forth below summarises the names of significant related parties and nature of relationship with the Company as of 30 June 2006:

Significant related party	Relationship with the Company
China Life Insurance (Group) Company (“CLIC”)	The ultimate holding company
China Life Insurance Asset Management Company Limited (“AMC”)	A subsidiary of the Company
China Life Asset Management (Hong Kong) Corporation Limited	A subsidiary of AMC
Beijing Zhongbaoxin Real Estate Development Co. Ltd	A subsidiary of the ultimate holding company

(b)	Transactions with CLIC and AMC

The following table summarises significant recurring transactions carried out by the Company with CLIC and AMC for the six months ended 30 June 2006.

			For the six months ended 30 June
	Note		2006 RMB million	2005 RMB million
Transaction with CLIC
Policy management fee income earned from CLIC	(i	)	743	736
Asset management fee earned from CLIC	(ii	)	39	39
Property leasing expense charged by CLIC	(iii	)	84	166
Transaction with AMC
Asset Management fee expense charged by AMC	(ii	)	131	103

Notes:

(i)	As part of the restructuring, CLIC transferred its entire branch services network to the Company. CLIC and the Company have entered into a Policy Management Agreement on 30 September 2003 to engage the Company to provide policy administration services to CLIC relating to the non-transferred policies. The Company, as a service provider, does not acquire any rights or assume any obligations as an insurer under the non-transferred policies. In consideration of the services provided under the agreement, CLIC will pay the Company a service fee based on the estimated cost of providing the services, to which a profit margin is added. The service fee is equal to, for each semi-annual payment period, the sum of (1) the number of non-transferred policies in force that were within their policy term as of the last day of the period, multiplied by RMB8.00 per policy and (2) 2.50% of the actual premiums and deposits in respect of such policies collected during the period. The policy management fee income is included in other income in consolidated income statement. On 24 December 2005, the Company and CLIC have entered into the Renewed Policy Management Agreement. There is no significant change in respect of relevant terms and conditions.

Commission File Number 001-31914

16	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Transactions with CLIC and AMC (continued)

Notes: (continued)

(ii)	On 30 November 2003, CLIC and the Company separately entered into asset management agreements with China Life Insurance Asset Management Company Limited (“AMC”), the Company’s 60% owned subsidiary. The terms of the two agreements are the same. Under the agreement, AMC agreed to invest and manage assets entrusted to it by CLIC and the Company on a discretionary basis, subject to the investment guidelines and instructions given by them. In consideration of its services provided under the agreement, CLIC and the Company agreed to pay AMC a monthly service fee.

The monthly service fee is calculated on a monthly basis, by multiplying the average of net asset value of the assets in each such category under management at the end of any given month and the end of the previous month by the applicable annual rate for that month set forth in the agreement. The rate was determined based on the analysis of the cost of providing the service, market practice and the size and composition of the asset pool to be managed. If the average investment rate of return for the assets managed for a particular year exceeds a target investment rate of return, as previously agreed, by at least ten basis points, AMC will be entitled to an annual performance bonus, the amount of which shall not exceed 50% of the annual service fees for that year. If the average investment rate of return is less than the target investment rate of return, as agreed, by at least ten basis points, AMC will be required to rebate a portion of its fee, the amount of which shall not exceed 25% of the annual service fees for that year.

Under a separate agreement signed by CLIC and the Company on 30 September 2003, the Company agreed to invest and manage the assets entrusted to it by CLIC for the period prior to the establishment of AMC on 30 November 2003. Under the agreement, the scope of service to be provided by the Company and the calculation basis of the monthly service are the same as the agreement signed between CLIC and AMC as mentioned above.

On 27 December 2005, CLIC and the AMC entered into the renewed CLIC asset management agreement. Under the new agreement, CLIC agreed to pay the AMC a service fee at the rate of 0.05% per annum. The service fee is calculated and payable on a monthly basis, by multiplying the average of balance of book value of the assets under management (after deducting the funds obtained and interests accrued from repurchase transactions) at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. Such rate was determined by the AMC and CLIC with reference to the applicable management fee rate pre-determined for each specified category of assets managed by the AMC under the renewed Company asset management agreement, which was a comprehensive service fee rate arrived at.

On 29 December 2005, the Company and the AMC entered into the renewed Company asset management agreements. Under the new agreement, the Company agrees to pay the AMC: a fixed service fee and a variable service fee. The fixed service fee is payable monthly and is calculated with reference to the net asset value of the assets in each specified category managed by the AMC and the applicable management fee rates pre-determined by the parties on an arm’s length basis. The variable service fee equals to 10% of the fixed service fee per annum payable annually. The service fees under the renewed Company asset management agreement were determined by the Company and the AMC based on an analysis of the cost of service, market practice and the size and composition of the asset pool to be managed.

Although the representation of the service fee rates under the renewed CLIC asset management agreement and the renewed Company asset management agreement is different, the ultimate comprehensive service fee rate calculated under each of these two agreements is basically the same.

The asset management fee charged to the Company by AMC is eliminated through the consolidated income statement.

Commission File Number 001-31914

16	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Transactions with CLIC and AMC (continued)

Notes: (continued)

(iii)	The Company has entered into a property leasing agreement with CLIC on 30 September 2003, pursuant to which CLIC agreed to lease to the Company some of its owned and leased buildings. The annual rent payable by the Company to CLIC in relation to the CLIC owned properties is determined by reference to market rent or, the costs incurred by CLIC in holding and maintaining the properties, plus a margin of approximately 5%. The annual rent payable by the Company to CLIC in relation to the CLIC leased properties is determined by reference to the rent payable under the head lease plus the actual costs incurred by CLIC arising in connection with the subletting of the properties. The Company has directly paid the relevant rental expenses raised from CLIC leased properties to the third-party instead of CLIC. On 23 December 2005, the Company and CLIC have entered into the Renewed Property leasing agreement, which will expire on 31 December 2006 and subject to renewal. There’s no significant change in respect of relevant terms and condition.

(c)	Amounts due from/to CLIC and its subsidiaries

The following table summarises the resulting balance due from and to CLIC and its subsidiaries. The balance is non-interest bearing, unsecured and has no fixed repayment term.

	As at 30 June 2006 RMB million	As at 31 December 2005 RMB million
Amount due from CLIC	739	851
Amount due to CLIC	(39)	(20)
Dividends payable to CLIC	(966)
– Amount due from Beijing Zhongbaoxin Real Estate Development Co. Ltd.	2	—

(d)	Key management compensation

	For the six months ended 30 June
	2006 RMB million	2005 RMB million
Salaries and other short-term employee benefits	6	3
Termination benefits	—	—
Post-employment benefits	—	—
Other long-term benefits	—	—
Share-based payments	5	—

Total	11	3

Commission File Number 001-31914

16	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(e)	Transactions with state-owned enterprises

Under HKAS 24, business transactions between state-owned enterprises controlled by the PRC government are within the scope of related party transactions. CLIC, the ultimate holding company of the Group, is a state – owned enterprise. The Group’s key business and therefore the business transactions with other state-owned enterprises are primarily related to insurance and investment activities. The related party transactions with other state-owned enterprises were conducted in the ordinary course of business. Due to the complex ownership structure, the PRC government may hold indirect interests in many companies. Some of these interests may, in themselves or when combined with other indirect interests, be controlling interests which may not be known to the Group. Nevertheless, the Group believes that the following captures the material related party transactions.

As at 30 June 2006, more than 65% (31 December 2005: more than 63%) of bank deposits were with state-owned banks; more than 90% (31 December 2005: approximately 94%) of the issuers of corporate bonds and subordinated bonds/debts held by the Group were state-owned enterprises. For the six months ended 30 June 2006, approximately 60% (for the six months ended 30 June 2005: more than 75%) of the group insurance business of the Group were with state-owned enterprises; approximately 90% (for the six months ended 30 June 2005: approximately 80%) of bankassurance brokerage charges of RMB1,199 million (for the six months ended 30 June 2005: RMB1,146 million) were paid to state- owned banks and post offices; almost all of the reinsurance agreements of the Group are entered into with a state-owned reinsurance company; more than 65% (for the six months ended 30 June 2005: more than 70%) of bank deposit interest income were from state-owned banks.

17	SHARE CAPITAL

	As at 30 June 2006		As at 31 December 2005
	No. of shares	RMB million	No. of shares	RMB million
Registered, issued and fully paid Ordinary shares of RMB1 each	26,764,705,000	26,765	26,764,705,000	26,765

18	CONTINGENCIES

The following is a summary of the significant contingent liabilities:

			As at 30 June 2006 RMB million	As at 31 December 2005 RMB million
Pending lawsuits	(b	)	48	31

Commission File Number 001-31914

18	CONTINGENCIES (CONTINUED)

(a)	Nine putative class action lawsuits filed in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors between 16 March 2004 and 14 May 2004 have been ordered to be consolidated and restyled In re China Life Insurance Company Limited Securities Litigation, No. 04 CV 2112 (TPG). Plaintiffs filed a consolidated amended complaint on 19 January 2005, which names the Company, Wang Xianzhang, Miao Fuchun and Wu Yan as defendants. The consolidated amended complaint alleges that the defendants named therein violated Section 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. The Company has engaged U.S. counsel to contest vigorously on behalf of the Company. The defendants jointly moved to dismiss the consolidated amended complaint on 21 March 2005. Plaintiffs then further amended their complaint. Defendants moved to dismiss the second amended complaint on November 18, 2005. That motion has been fully briefed and is pending before the Court. The likelihood of an unfavourable outcome is still uncertain. No provision has been made with respect to these lawsuits.

(b)	The Group has been named in a number of lawsuits arising in the ordinary course of business. Provision has been made for the probable losses to the Group on those claims when management can reasonably estimate the outcome of the lawsuits taking into account the legal advice. No provision has been made for pending lawsuits when the outcome of the lawsuits cannot be reasonably estimated or management believes a loss is not probable.

19	COMMITMENTS

(a)	Capital commitments

(i)	Capital commitments for property, plant and equipment

	As at 30 June 2006 RMB million	As at 31 December 2005 RMB million
Contracted but not provided for	86	121

(ii)	On 13 March 2006, CLIC and the Company entered into a Preliminary Agreement in relation to the establishment of the Property and Casualty Insurance Joint Stock Company. The proposed registered capital of the Property and Casualty Insurance Joint Stock Company will be RMB1,000 million ordinary shares of RMB1.00 each. Upon its establishment, CLIC will own 60% of the Property and Casualty Insurance Joint Stock Company and the Company will own the remaining 40%. The terms of the Preliminary Agreement are subject to approval by China Insurance Regulatory Commission and once approved, CLIC and the Company will enter into the Definitive Agreement which will replace the Preliminary Agreement.

Commission File Number 001-31914

19	COMMITMENTS (CONTINUED)

(b)	Operating lease commitments

The Group has commitments to make the following future minimum lease payments under non-cancelable operating leases:

	As at 30 June 2006 RMB million	As at 31 December 2005 RMB million
Land and buildings
Not later than one year	206	250
Later than one year but not later than five years	219	248
Later than five years	15	23

The operating lease payments charged to the condensed consolidated income statement for the six months ended 30 June 2006 was RMB187 million (for the six months ended 30 June 2005: RMB200 million).

Commission File Number 001-31914

Supplementary Information for ADS Holders

RECONCILIATION OF HKFRS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”)

The consolidated financial statements of the Group have been prepared in accordance with HKFRS, which differs in certain significant respects from US GAAP.

There are no material differences between HKFRS and US GAAP that had an effect on net profit for six months periods ended 30 June 2006 and 2005 and on shareholders’ equity as at 30 June 2006 and 31 December 2005.

PROPERTY, PLANT, AND EQUIPMENT

Certain property, plant and equipment on hand as at 1 January 2000 have been valued at fair values rather than at historical cost less depreciation, which is required by US GAAP. The Group has not been able to quantify the effect of the difference in accounting treatment because, prior to 1 January 1997, the predecessor company did not maintain sufficiently detailed historical cost records. The fair market values recorded in the opening balance of the Group at 1 January 2000 have been carried forward as the deemed cost.

Commission File Number 001-31914

Other Information

DIRECTORS’ AND SUPERVISORS’ INTERESTS IN THE SHARES OF THE COMPANY

As at June 30, 2006, none of the Directors, Supervisors and Chief Executive had interests and short positions in the shares, derivatives of underlying shares or debentures of the Company or any of its associated corporations (as defined in Part XV of the Securities and Futures Ordinance Cap 571 (the “SFO”)) which were required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which the Directors, Supervisors and Chief Executive were deemed or taken to have under the provisions of the SFO) or which are required, pursuant to section 352 of the SFO, to be recorded in the register referred to therein or to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

SUBSTANTIAL SHAREHOLDERS AND PERSONS WHO HAVE AN INTEREST OR SHORT POSITION DISCLOSEABLE UNDER DIVISIONS 2 AND 3 OF PART XV OF THE SFO

As at June 30, 2006, the following persons (other than the Directors, Supervisors and Chief Executive) had interests in the share capital of the Company as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

		Number of Domestic Shares/percentage of total number of Domestic Shares in issue
Name of Substantial Shareholder	Capacity	Long positions	%	Short positions	%	Lending pool	%
China Life Insurance (Group) Company	Beneficial Owner	19,323,530,000	100	—	—	—	—

		Number of H shares/percentage of total number of H shares in issue
Name of Substantial Shareholders	Capacity	Long positions	%	Short positions	%	Lending pool	%
Lee Shau Kee (1)	Founder of discretionary trusts & interest of controlled corporations	428,358,620	5.76	—	—	—	—
Leeworld (Cayman) Limited (1)	Trustee	428,358,620	5.76	—	—	—	—
Leesons (Cayman) Limited (1)	Trustee	428,358,620	5.76	—	—	—	—
Lee Financial (Cayman) Limited (1)	Interest of controlled corporations	428,358,620	5.76	—	—	—	—
Shau Kee Financial Enterprises Limited (1)	Interest of controlled corporations	428,358,620	5.76	—	—	—	—
Richbo Investment Limited (1)	Beneficial owner	428,358,620	5.76	—	—	—	—

Commission File Number 001-31914

SUBSTANTIAL SHAREHOLDERS AND PERSONS WHO HAVE AN INTEREST OR SHORT POSITION DISCLOSEABLE UNDER DIVISIONS 2 AND 3 OF PART XV OF THE SFO

(CONTINUED)

		Number of H shares/percentage of total number of H shares in issue
Name of Substantial Shareholders	Capacity	Long positions	%	Short positions	%	Lending pool	%
Credit Suisse Group (2)	Interest of corporation controlled by Credit Suisse Group	516,374,950	6.94	319,310,918	4.29	1,990,165	0.03

Deutsche Bank Aktiengesellschaft (3)	Beneficial owner, investment manager and person having security interested in shares	499,112,603	6.71	180,907,873	2.43	—	—

JPMorgan Chase & Co. (4)	Beneficial owner, investment manager and custodian corporation/ approved lending agent	660,435,031	8.88	—	—	287,780,874	3.87

KBC Group N.V. (5)	Beneficial owner	446,404,217	5.99	586,389,950	7.88	—	—

Note (1):

These references to 428,358,620 H Shares relate to the same block of shares in the Company.

These 428,358,620 H shares were held by Richbo Investment Limited (“Richbo”), an indirect wholly-owned subsidiary of Shau Kee Financial Enterprises Limited (“Shau Kee Financial”). Lee Financial (Cayman) Limited (“Lee Financial”) as trustee of a unit trust (the “Unit Trust”) owned all the issued shares of Shau Kee Financial. Leeworld (Cayman) Limited (“Leeworld”) and Leesons (Cayman) Limited (“Leesons”), as trustees of respective discretionary trusts, held units in the Unit Trust. Mr. Lee Shau Kee owned the entire issued share capital of Lee Financial, Leeworld and Leesons. Accordingly, Mr. Lee Shau Kee, Lee Financial, Leeworld, Leesons, Shau Kee Financial and Richbo were taken to have an interest in these 428,358,620 H shares.

Note (2):

Credit Suisse Group was interested in a total of 516,374,950 H shares in accordance with the provisions of Part XV, SFO. Of these shares, Credit Suisse Securities (USA) LLC, Credit Suisse International, Credit Suisse (Hong Kong) Limited, Credit Suisse, Credit Suisse New York Branch, Credit Suisse Securities (Europe) Limited and Credit Suisse (Asset Management) were interested in 81,587,000 H shares, 114,110,604 H shares, 290,653,411 H shares, 19,559,770 H shares, 1,990,165 H shares, 8,469,000 H shares and 5,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of Credit Suisse Group.

Included in the 516,374,950 H shares are 1,990,165 H shares (0.03%) which are held in the “lending pool”, as defined under Section 5(4) of the Securities and Futures (Disclosure of Interests - Securities Borrowing and Lending) Rules.

Commission File Number 001-31914

SUBSTANTIAL SHAREHOLDERS AND PERSONS WHO HAVE AN INTEREST OR SHORT POSITION DISCLOSEABLE UNDER DIVISIONS 2 AND 3 OF PART XV OF THE SFO

(CONTINUED)

Note (2): (continued)

In addition, Credit Suisse Group held by way of attribution a “short position’ as defined under Part XV, SFO in 319,310,918 (4.29%) of the H shares.

Note (3):

Deutsche Bank Aktiengesellschaft was interested in a total of 499,112,603 H shares in accordance with the provisions of Part XV, SFO. Of these shares, Deutsche Investment Management Americas Inc., Deutsche Asset Management (Asia) Limited, Deutsche Asset Management International GmbH, DWS (Austria) Investmentgesellschaft mbH, DWS Investment GmbH, DWS Investment S.A. Luxemburg, DWS Investments Italy SGR S.p.A., Deutsche Bank AG Frankfurt were interested in 2,278,000 H shares, 19,788,000 H shares, 5,346,000 H shares, 800,000 H shares, 173,370,900 H shares, 35,900,000 H shares, 5,500,000 H shares and 90,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of Deutsche Bank Aktiengesellschaft.

Deutsche Bank Aktiengesellschaft held by way of attribution a “short position” as defined under Part XV, SFO in 180,907,873 (2.43%) in the H shares.

Note (4):

JPMorgan Chase & Co. was interested in a total of 660,435,031 H shares in accordance with the provisions of Part XV, SFO. Of these shares, JPMorgan Chase Bank, N.A., J.P. Morgan Investment Management Inc., JPMorgan Asset Management (UK) Limited, JF Asset Management (Singapore) Limited - Co Reg #:197601586K, JF Asset Management Limited, JF International Management Inc., JPMorgan Asset Management (Canada) Inc., J.P. Morgan Securities Ltd., J.P. Morgan Whitefriars Inc. and JPMorgan Asset Management (Japan) Limited were interested in 292,902,874 H shares, 17,846,512 H shares, 19,177,409 H shares, 4,339,000 H shares, 197,154,000 H shares, 5,184,000 H shares, 563,000 H shares, 37,170,157 H shares, 72,794,079 H shares and 13,304,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of JPMorgan Chase & Co.

Included in the 660,435,031 H shares are 287,780,874 H shares (3.87%) which are held in the “lending pool”, as defined under Section 5(4) of the Securities and Futures (Disclosure of Interests - Securities Borrowing and Lending) Rules.

Note (5):

KBC Group N.V. was interested in a total of 446,404,217 H shares in accordance with the provisions of Part XV, SFO. Of these shares, KBC Investments Hong Kong was interested in 446,404,217 H shares. KBC Investments Hong Kong is an indirectly controlled subsidiary of KBC Group N.V.

KBC Group N.V. held by way of attribution a “short position” as defined under Part XV, SFO in 586,389,950 (7.88%) in the H shares.

REVIEW BY AUDIT COMMITTEE

The audit committee has reviewed the unaudited condensed interim financial statements for the six months ended 30 June 2006 in conjunction with the Company’s external auditors.

PURCHASE, SALES OR REDEMPTION OF THE COMPANY’S SHARES

For the six months ended 30 June 2006, the Company and its subsidiaries have not purchased, sold or redeemed any of the Company’s shares.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS OF THE COMPANY

After making specific inquiries to all the directors and supervisors of the Company, they have confirmed that they had complied with the Model Code for Securities Transactions by Directors of Listed Companies (the “Model Code”) as set out in Appendix 10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) between the period of 1 January 2006 and 30 June 2006. The Board has established written guidelines on no less exacting terms than the Model Code, for directors and supervisors in respect of their dealings in the securities of the Company.

Commission File Number 001-31914

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES OF THE HONG KONG STOCK EXCHANGE

For the six months ended 30 June 2006, the Company had complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules (except for the code provision relating to separate role of chairman and chief executive officer). Since 5 January 2006, the roles of chairman and chief executive officer were performed by different individuals.

During the period under review, changes to the matters disclosed in the Corporate Governance Report contained in the Company’s annual report for 2005 include the following:

Composition of the Board of Directors

At the AGM convened on 16 June 2006, members for the second session of the Board were elected. At present, our Board comprises ten members, including three executive directors, namely Yang Chao, Wu Yan, Wan Feng, two non-executive directors, namely Shi Guoqing and Zhuang Zuojin and five independent non-executive directors, namely Long Yongtu, Sun Shuyi, Ma Yongwei, Chau Tak Hay and Cai Rang, of whom Wan Feng and Zhuang Zuojin were newly elected directors, whilst other directors were re-elected. The Board elected Yang Chao as the chairman. Miao Fuchun retired as a director of the first session of the Board on 16 June 2006.

Composition of the Supervisory Committee

At the AGM convened on 16 June 2006, members of the second session of the Company’s supervisory committee were elected. The supervisory committee comprises shareholders’ representatives, namely Xia Zhihua and Wu Weimin and an external supervisor, Tian Hui. At the Employee Representative Meeting convened on 15 June 2006, Qing Ge was elected as the employee representative for the second session of our supervisory committee. Currently, the committee comprises four members and Xia Zhihua was appointed the chairman of the committee. Ren Hongbin, a supervisor of the first session of the supervisory committee retired on 16 June 2006.

Set up and the Composition of Nomination and Remuneration Committee

At the AGM convened on 16 June 2006, a special resolution for the amendment to the Company’s articles of association (“Articles of Association”) was approved. Pursuant to the amended Articles of Association, the Company converted the Management Training and Remuneration Committee into the Nomination and Remuneration Committee.

The Nomination and Remuneration Committee is mainly responsible for reviewing the structure of the Board, drawing up plans for the appointment and succession plans for directors and senior management. The committee is also responsible for formulating training and remuneration policies for the senior management officers of the Company. The committee comprises Cai Rang and Sun Shuyi, independent non-executive directors and Shi Guoqing, an non-executive director. Cai Rang, an independent non-executive director is the chairman of the committee.

Composition of the Strategy Committee

The committee comprises Long Yongtu, an independent non-executive director, Wu Yan, an executive director and Shi Guoqing, a non-executive director. Long Yongtu is the chairman of the committee.

Composition of the Risk Management Committee

The committee comprises Ma Yongwei, an independent non-executive director, Wan Feng, an executive director and Zhuang Zuojin, a non-executive director. Ma Yongwei is the chairman of the committee.

At present, the chairmen of all special committees under the Board are independent non-executive directors.